Exhibit 20

                   Merrimac Second Quarter and Six Months 1998
                        Earnings Increase On Record Sales


West Caldwell, N.J., August 6, 1998: Merrimac Industries, Inc. announces results for the second quarter and six months of 1998 reflecting increases in earnings on record sales volume.

Second quarter 1998 sales of $5,574,000 increased 11.8% over the second quarter of the prior year of $4,986,000. Net income increased $31,000 or 8.2% to $409,000 for the second quarter of 1998 compared to 1997. Diluted net income per share was $.22, on a 7.8% increase in the number of weighted average diluted common shares outstanding, compared to the diluted per share amount of $.22 reported for the second quarter of the prior year.

For the first six months of 1998 sales of $11,366,000 increased 22.7% over prior year six-month sales of $9,261,000. Net income increased 27.4% to $836,000 compared to $656,000 reported in the first six months of 1997, and diluted net income per share increased to $.46, up 21.1% compared to diluted net income per share of $.38 reported in the first six months of the prior year.

The diluted weighted average number of common shares outstanding increased by 133,000 shares or 7.8% for the second quarter, and increased by 129,000 shares or 7.5% for the first six months, compared to the second quarter and first six months of the prior year. The increases resulted from common stock issued during the second half of 1997 from the exercise of stock options, common stock issued in 1998 from the exercise of stock options and sale of stock from the treasury, and the increase in dilutive securities arising from higher average stock prices during the second quarter and the first six months of 1998.

The Company entered the third quarter of 1998 with a backlog of $8.0 million, a decrease of $1.7 million or 18% from the same time last year. The majority of this differential is attributable to delays in certain new satellite constellation programs, satellite manufacturers working down inventories, and the timing of certain non-satellite business. This trend in orders is not expected to be long-term. It is anticipated that for the remainder of 1998 many of the satellite programs that have been delayed may translate into orders.

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Chairman and CEO Mason N. Carter commented: "This was a strong performance for our Team with record sales and increased earnings. We continue to implement process change, strengthen our infrastructure and actively pursue new product and market opportunities. Technology reinvestment continues at a record pace more than doubling from last year. We are optimistic about the prospects for the future of our business. We formally announced the introduction of Multi-Mix(TM) Microtechnology, a proprietary 3-dimensional microwave packaging technology, at an important industry trade show on June 10th. We have received favorable publicity and extremely positive customer response to the new technology.

"Multi-Mix(TM) is a unique packaging technology that provides for the integration of a variety of different types of functionality, and it provides customers with what they want, which is a 'total integrated packaging solution'. It is based on a platform strategy that provides predesigned modules that combine the benefits of standard and custom design. During this development process we have emphasized the need for technology innovation, process excellence and market focus. This successful effort provides us with an enabling technology that meets and exceeds customer requirements.

"Multi-Mix(TM) coupled with a new and enhanced core products line should allow us to further penetrate the $18 billion RF/Microwave market by opening up new segments of opportunity. There are many opportunities and challenges to optimize as we move towards our Goal of Profitable Growth."

Certain statements in this news release are forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed from time to time with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 170 co-workers in the design and manufacture of components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for communications, defense and aerospace applications. Merrimac (MRM) is listed on the American Stock Exchange.

Contact: Mason N. Carter                   Fax:                  (973) 882-5989
         Chairman and CEO                  Email:           mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202   Internet: http://www.merrimacind.com

Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com.

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                            Merrimac Industries, Inc.
                  Summary of Consolidated Statements of Income
                                   (Unaudited)
                                   -----------

                                                            Quarter Ended
                                                            -------------
                                                         July 4       June 28
                                                          1998         1997
                                                      -------------------------

Net sales                                               $5,574,000   $4,986,000
Gross profit                                             2,542,000    2,385,000
Selling, general and administrative expenses             1,662,000    1,672,000
Research and development                                   252,000      125,000
Income before income taxes                                 645,000      609,000
Provision for income taxes                                 236,000      231,000
Net income                                                 409,000      378,000

Net income per common share - basic                           $.23         $.22
Net income per common share - diluted                         $.22         $.22

Weighted average number of shares outstanding - basic    1,756,000    1,682,000
Weighted average number of shares outstanding - diluted  1,845,000    1,712,000

                                                          Six Months Ended
                                                          ----------------
                                                         July 4       June 28
                                                          1998         1997
                                                      -------------------------

Net sales                                              $11,366,000   $9,261,000
Gross profit                                             5,117,000    4,285,000
Selling, general and administrative expenses             3,358,000    3,104,000
Research and development                                   463,000      182,000
Income before income taxes                               1,324,000    1,047,000
Provision for income taxes                                 488,000      391,000
Net income                                                 836,000      656,000

Net income per common share - basic                           $.48         $.39
Net income per common share - diluted                         $.46         $.38

Weighted average number of shares outstanding - basic    1,747,000    1,673,000
Weighted average number of shares outstanding - diluted  1,835,000    1,706,000

Note: The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend effective May 15, 1998.